Offering Statement for Impact Eleven LLC

("ImpactEleven," "we," "our," or the "Company")

This document is generated by a website that is operated by Netcapital Systems LLC ("Netcapital"), which is not a registered broker-dealer. Netcapital does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Netcapital has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Netcapital nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Impact Eleven LLC

   30300 Telegraph Road
   Suite 370
   Bingham Farms, MI 48025

Eligibility

2. **The following are true for Impact Eleven LLC:**

   ▪ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   ▪ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   ▪ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   ▪ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   ▪ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   ▪ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Jordan Broad

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
03/01/2010	07/15/2021	Platypus Labs	CEO & Co-founder
07/16/2021	Present	Impact Eleven LLC	CEO, Co-founder, & Board of Managers

   Short Bio: Jordan Broad is the CEO and Co-founder of ImpactEleven, on a mission to put talented people with a powerful message in a position to make an impact on the world. He and his team are dedicated to giving thought leaders and experts unparalleled access to the people, relationships, knowledge, coaching and skills that compress the time required to become a better speaker with greater impact and commercial success. Not a week goes by that an ImpactEleven team member isn't hustling from location to location and active on the stage or in the boardroom. Jordan and his team are made up of individuals who walk the talk, offering dynamic, immersive, transformative advice and experiences that drive and compel audiences across the globe and move the market forward, faster. Since 2010, Jordan's involvement in professional speaking and thought leadership focused on how to best leverage and unleash people's true potential and build substantive and sustainable thought leadership businesses. Through consulting, coaching, keynotes, workshops and training, his work focused on the areas of creativity, innovation, entrepreneurship and leadership around the globe. From 2000 to 2010, Jordan held several executive leadership positions at ePrize, the world's largest interactive promotion agency. Most recently as Executive Vice President, he oversaw all aspects of development for the company, leading a diverse team of 150 professionals producing over $4 million of marketing and technology programs for Fortune 100 brands every month. Jordan also held roles at Intel Corporation headquarters in Santa Clara, CA, for General Motors at their Global Technical Center in Warren, MI and holds an Industrial and Operations Engineering Degree from The University of Michigan, Ann Arbor. LinkedIn: https://www.linkedin.com/in/jordanbroad/

Name
Joshua Linkner

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
03/01/2010	Present	Platypus Labs	Chairman & Co-founder
07/16/2021	Present	Impact Eleven LLC	Founding Partner & Board of Managers

Short Bio: Josh Linkner is a New York Times bestselling author who travels the globe helping leaders build a culture of everyday innovation. Over the last 30 years, Josh has been the founder and CEO of five tech companies and helped over 100 startups launch and scale. Josh serves as Chairman and Co-founder of Platypus Labs, an innovation research, training, and consulting firm and is the Co-founder and Managing Partner of Muditā Venture Partners - an early-stage venture capital firm - and was previously the CEO and founding partner of Detroit Venture Partners. He has twice been named the Ernst & Young Entrepreneur of the Year and is a recipient of the United States Presidential Champion of Change Award. LinkedIn: https://www.linkedin.com/in/joshlinkner/

Name
Peter Sheahan

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2010	Present	Karrikins Group	Founder & Group CEO
07/16/2021	Present	Impact Eleven LLC	Founding Partner
01/01/2000	Present	Peter Sheahan LLC	Keynote Speaker

Short Bio: After 15 years of standing in the fire with leaders of high-performing organizations, Peter Sheahan has come to believe that an organization will only go commercially where its leaders first grow personally. Having grown his own companies by accelerating growth and transformation for Apple, Chick-fil-A, DeBeers, and AT&T — Peter will provoke you to get bigger, by getting better! When leaders are true to their purpose, they gravitate towards doing work that matters and solving higher-order problems. The journey to get there requires that they have the courage to tell themselves the truth, take intelligent risks, and assume ownership for driving the alignment necessary to build an organization which behaves in ways worthy of its leadership position. In being true to his own ambitions and relentless pursuit of growth, Peter has published seven books, built three global companies and delivered more than 3,000 presentations in 40+ countries. Today he and his team are focused exclusively on inspiring leaders to do the hard work required to enable growth and transformation. LinkedIn: https://www.linkedin.com/in/petersheahan/

Name
Ryan Estis

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2009	Present	Ryan Estis & Associates	Founder & CEO
01/01/2022	Present	Mudita Venture Partners	Advisor
07/16/2021	Present	Impact Eleven LLC	Founding Partner & Board of Managers

Short Bio: Ryan Estis understands the challenges business leaders and top performers face, because he's been in their shoes. He spent 15 years helping companies connect with employees and customers as an ad agency executive, building a client roster of category leading brands. Nine years ago, he decided to put that experience into practice and launch his own research and learning organization. Ryan is afforded an inside look at what the world's best companies do differently and he shares that insight by helping clients initiate change, improve performance and deliver growth. Ryan has been recognized as one of "the best keynote speakers ever heard" by Meetings & Conventions magazine. His presentations include original research and customized insight for each audience. He inspires audiences with practical insight, plenty of energy and powerful, relevant stories that resonate long after the meeting ends. Attendees walk away with a specific plan for applying new ideas once they get back to work. His writing has been featured in Forbes, Inc., Fast Company and Entrepreneur Magazines. His clients include AT&T, Motorola, MasterCard, Adobe, MassMutual, the National Basketball Association, the Mayo Clinic, Honeywell, Thomson Reuters, Ernst & Young, Lowes and Prudential. Ryan gets to know every client's business and customizes all keynote presentations and corporate seminars to deliver insight that makes an immediate impact. Ryan publishes original research on sales and leadership trends and blogs regularly on business performance. LinkedIn: https://www.linkedin.com/in/ryanestis/

Name
Sara Smith

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2022	Present	Impact Eleven LLC	CMO
01/01/2017	12/31/2022	In Good Company	Founder & Executive Strategy Director
07/01/2021	Present	Actionfigure	Board Member

Short Bio: Sara Smith is an award-winning marketer with big ideas and a passion for the evolution of market factors, behaviors and technology. With a proven track record of helping companies thrive, the In Good Company methodology is grounded in leveraging data to mine insights that uncover new opportunities for quick wins and permanent growth. Whether it's helping start-ups build their brands, struggling retailers orchestrate their turn-arounds, B2Bs design demand-gen programs or challengers advance their position in the market, we believe in building and leading teams that push bounds and maximize the positive impact for all. Sara holds a Masters of Integrated Marketing Communications from Northwestern University and a Bachelor of Arts in Creative Writing and History from the University of Colorado Boulder. LinkedIn: https://www.linkedin.com/in/thesarae/

Name

Matthew Ciccone

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
07/16/2021	Present	Impact Eleven LLC	Chief Financial Officer
02/01/2016	07/15/2021	Platypus Labs	Chief Financial Officer

Short Bio: As a numbers man with a creative imagination, Matt Ciccone helps speakers dig into the details of their business to help them ring the register. With a deep seething hatred for losing, Matt uses his decade long experience in the speaking industry to work with thought leaders to help them read between the lines of their performance metrics and to drive business growth. Prior to joining ImpactEleven, Matt worked in banking and sales. He loves nothing more than helping clients reach the next level of their business to help them create greater impact in the world... and their bottom lines. Matt Ciccone holds a Masters in Business Administration and a Bachelor of Arts in Finance from Michigan State University. LinkedIn: https://www.linkedin.com/in/matt-ciccone-64554063/

Name
Seth Mattison

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
06/01/2022	Present	Mudita Venture Partners	Advisor
05/01/2013	Present	FutureSight Labs	CEO
07/16/2021	Present	Impact Eleven LLC	Founding Partner & Board of Managers

Short Bio: With his finger on the pulse of the changing nature of work and leadership, Seth Mattison blends storytelling from his own personal experience working with category-leading brands with cutting-edge research to develop fresh perspectives on the issues most relevant for organizations to thrive today. Seth is an internationally recognized thought leader, author, advisor, and top- rated keynote speaker on talent management, high- performance cultures, leadership, and the Future of Work. His research, case studies, and thought leadership focus on inspiring audiences, while sharing actionable strategies to support individuals and organizations in their pursuit to be future-ready. For almost two decades, Seth has shared his insights with tens of thousands of business leaders around the globe for many of the world's most recognizable brands including Mastercard, Johnson & Johnson, IBM, The Dallas Cowboys, AT&T, PepsiCo, GE Energy, E&Y, Caterpillar, and The Walt Disney Company, to name a few. In addition to speaking, Seth is the founder and CEO of FutureSight Labs, an org design and transformation firm that supports many of the world's most inspiring leaders by helping prepare themselves and their organizations for the Future of Work through research, training, advising, coaching, digital tools, and thought leadership. https://www.linkedin.com/in/sethmattison/

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Ryan Estis (through Chatham Drive Enterprises, LLC)

Securities:	2,500,000
Class:	Preferred Unit
Voting Power:	25.0%

Joshua Linkner (through Joshua M. Linkner Living Trust)

Securities:	2,500,000
Class:	Preferred Unit
Voting Power:	25.0%

Peter Sheahan

Securities:	2,500,000
Class:	Preferred Unit
Voting Power:	25.0%

Seth Mattison

Securities:	2,500,000
Class:	Preferred Unit
Voting Power:	25.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

ImpactEleven is a professional speaking training, development and accelerator community where aspiring, emerging and established professional speakers can learn from our program, amplify their influence and impact, and transform lives and the world around us. ImpactEleven has quickly grown to be a premier voice of the global thought leadership and speaking industries. True to our goal to be an ELEVEN in how we show up and serve our community, our next step is to go global with you. We offer four distinct product categories: Community: Your direct line to some of the industry's top thought leaders and speakers and the resources needed to accelerate your speaking career. Bootcamps: Where aspiring, emerging and established professional speakers learn, connect, and build blueprints of unstoppable careers. Creative Services: Personalized solutions by vetted and proven experts to ensure you make a bigger impact with more opportunities at higher fees. Coaching Services: Customized coaching packages for accelerating momentum and reducing time to impact. Available in group and 1:1 coaching formats. The Client Problem We Solve: While a professional keynote speaking career can be both financially and intrinsically rewarding, it's a complex and difficult industry to break into. Most often it takes years to effectively scale, and wrong moves can be costly. Outside of Impact Eleven, there is a lack of high-quality professional training, development, and community solutions. Many of the 'get-rich-quick' offerings in the market lack substance and quality. ImpactEleven provides a proven model to help speakers launch and scale their practice, achieving a higher probability of success and getting there faster. The Market Opportunity: ImpactEleven is in the Professional Development, Creative & Personal Development sub-sectors of the EdTech industry, representing $57 billion in annual global spending. The market size is forecasted to expand at a compound annual growth rate (CAGR) of 13.6% from 2023 to 2030. There are approximately 100,000 professional speakers in North America. The ImpactEleven Solution: ImpactEleven offers training, development and community to our clients and members. Our four key offerings include: Bootcamps and live events. Inspiring live events that offer comprehensive content and insights to help speakers thrive. Coaching. Both one-on-one and group coaching options to work on any aspect of a speaker's practice. From content development and stage skills to branding and positioning, we're in a speaker's corner from their earliest days in the field through the summit of their ascent. Creative services. Professionally designed and produced demo reels, podcasts, websites, photography, and other requisite marketing assets – along with the strategy and planning behind them - to help bring a speaker's brand to life. Community subscriptions. An always-on digital learning platform with weekly live events, peer-to-peer learning, business development opportunities, and a true sense of community. The Investment Opportunity: ImpactEleven is currently raising up to $1,235,000 of growth equity to continue to scale the company and deepen our market leadership. The use of proceeds include: Investment in Core Offering. Community Tech & Features; Investment in Brand. Marketing & Sales; Investment in IP. Expanding Extensive IP Library; Investment in Team. Expanding Staff to Support Increasing Demand.

ImpactEleven currently has 10 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Impact Eleven LLC speculative or risky:**

1. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

2. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

3. No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this Offering.

4. We are dependent on general economic conditions. Potential customers may be less willing to invest in innovation and technological improvements in an economic downturn. This may temporarily reduce our market size.

5. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted.

6. Our future growth depends on our ability to develop and retain customers. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

7. Our ability to succeed depends on how successful we will be in our fundraising efforts. We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. Current and future competitors may be able to draw on substantially greater financial resources than those available to the Company to develop products that are easier to commercialize or become more popular with the potential consumers of our products.

8. We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

9. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the

Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a liquidation event occurs, if ever.

10. You may only receive limited ongoing disclosure. While the Company must disclose certain information, since the Company is at an early stage, it is only able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

11. The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO). If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

12. Future fundraising may affect the rights of investors. The Company is raising funds to finance its expansion plans, and may raise additional funds in the future, either through offerings of securities or borrowing from banks or other lending sources. The terms of future capital raises or loan agreements may include covenants that give security holders or creditors greater control over the Company's ability to raise additional funds and use of its assets.

13. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

14. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

15. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum

Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

16. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

   Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

17. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

   You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

18. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

   Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

19. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

   Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

20. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

21. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

22. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

23. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Impact Eleven LLC ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,235,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   Capital is expected to be deployed in four general growth categories: a) investment in the core community offering b) investment in brand / marketing c) investment in expanding our base of IP d) investment in expanding our team of professionals

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$60,515
Core Community Offering	$3,500	$432,250
Brand / Marketing	$2,500	$308,750
IP Expansion	$2,000	$247,000
Team Expansion	$1,510	$186,485
Total Use of Proceeds	**$10,000**	**$1,235,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

    In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Impact Eleven LLC must agree that a transfer agent, which keeps records of our outstanding Common Unit (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

    You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

    If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $2 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Preferred Unit	10,000,000	10,000,000	Yes	
Common Unit	617,500	0	Yes	

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

None of the Company's existing debt is convertible into equity, and there are no warrants, options or other convertible instruments outstanding.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the operating agreement of the Company for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's Operating Agreement can be amended by the holders of the membership units. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding membership interest units give management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new units, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by the management and includes a combination of projected revenue multiples and EBITDA multiples.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the Company, our members may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority members may decide to issue additional membership interest units to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**

   ▪ **additional issuances of securities,**

   ▪ **issuer repurchases of securities,**

   ▪ **a sale of the issuer or of assets of the issuer or**

   ▪ **transactions with related parties?**

The issuance of additional shares of our common units will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common units, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common units outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our units would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Platypus Labs LLC
Amount Outstanding:	$225,000
Interest Rate:	10.0%
Maturity Date:	August 30, 2024
Other Material Terms:	The promissory note bears interest at 10.00% per annum for the first 180 days. Interest for days 181-365 will bear interest at 13.00% per annum. Interest from day 366 through full repayment of principal, interest, and any related expenses will bear interest at 18.00% per annum. The promissory note does not dilute or otherwise impact the Preferred Units.
Creditor(s):	LIT Unit Trust
Amount Outstanding:	$225,000
Interest Rate:	10.0%

Maturity Date:	August 30, 2024
Other Material Terms:	The promissory note bears interest at 10.00% per annum for the first 180 days. Interest for days 181-365 will bear interest at 13.00% per annum. Interest from day 366 through full repayment of principal, interest, and any related expenses will bear interest at 18.00% per annum. The promissory note does not dilute or otherwise impact the Preferred Units.
Creditor(s):	Ryan Estis
Amount Outstanding:	$50,000
Interest Rate:	10.0%
Maturity Date:	August 30, 2024
Other Material Terms:	The promissory note bears interest at 10.00% per annum for the first 180 days. Interest for days 181-365 will bear interest at 13.00% per annum. Interest from day 366 through full repayment of principal, interest, and any related expenses will bear interest at 18.00% per annum. The promissory note does not dilute or otherwise impact the Preferred Units.

25. **What other exempt offerings has Impact Eleven LLC conducted within the past three years?**

None.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

Yes.

If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Platypus Labs LLC	Joshua Linkner owns Platypus Labs LLC. He is a founding partner of Impact Eleven	Debt	$225,000
LIT Unit Trust	Peter Sheahan owns LIT Unit Trust. He is a founding partner of Impact Eleven	Debt	$225,000

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Impact Eleven LLC was organized as a member-managed Michigan limited liability company on July 16, 2021. The Company provides keynote speaker training through bootcamps, development programs and one-on-one coaching. The Company has completed its first full year of planned, principal operations. Results of Operations: Revenue for the year ended December 31, 2022 increased by $1,999,147 to $3,434,342, as compared to $1,435,195 reported for the period ended December 31, 2021. Cost of goods sold for the year ended December 31, 2022 increased by $1,411,342 to $2,671,967, as compared to $1,260,625 reported for the year ended December 31, 2021. Gross profit for the year ended December 31, 2022 increased by $587,805 to $762,375, as compared to gross profit of $174,570 reported for the year ended December 31, 2021. Operating expenses for the year ended December 31, 2022 increased by $608,484 to $752,213, as compared to $143,729 reported for the year ended December 31, 2021. Net income for the year ended December 31, 2022 decreased by $20,679 to $10,162, as compared to $30,841 reported for the year ended December 31, 2021. Liquidity & Capital Resources: In March 2023, the Company sold a promissory note to the founders with a face amount of $500,000 due August 30, 2024, bearing interest at 10.00% per annum for the first 180 days. Interest for days 181-365 will bear interest at 13.00% per annum. Interest from day 366 through full repayment of principal, interest, and any related expenses will bear interest at 18.00% per annum. On December 31, 2022, the Company had cash and cash equivalents of $105,839 and working capital of $227,607 as compared to cash and cash equivalents of $41,985 and working capital of $30,841 on December 31, 2021. The valuation of the Company was arrived at by examining the following factors: ImpactEleven is in the Professional Development, Creative & Personal Development sub-sectors of the EdTech industry, representing $57 billion in annual global spending. The market size is forecasted to expand at a compound annual growth rate (CAGR) of 13.6% from 2023 to 2030. There are approximately 100,000 professional speakers in North America. ImpactEleven targets $20,000 of revenue per year per client, making the current total addressable market $2.0 billion annually. With a potential 10% market penetration, our current realistic addressable market is $200 million annually. Our five year revenue forecast is as follows: 2023: $5,173,234; 2024: $8,164,198; 2025: $12,310,667; 2026: $17,033,400; 2027: $21,676,751 Our five year EBITDA forecast is as follows: 2023: $(518,455); 2024: $111,442; 2025: $1,830,091; 2026: $3,521,154; 2027: $4,688,869 EXIT VALUE ANALYSIS: Evanta (4x revenue): $86,707,000; Masterclass (27x revenue): $585,272,250; Median EdTech Multiple (18x EBITDA): $84,399,624; Mean: $252,126,291; Mean with 30% Masterclass discount: $193,599,066. HISTORICAL NON-TECH VALUATIONS: 2-3X Revenue: $42,872,490 (low) | $64,308,735 (high); 6-8x EBITDA: $44,918,383 (low) | $59,891,178 (high). This offering statement contains statements and information that, to the extent that they are not historical fact, may constitute "forward-looking information" within the meaning of applicable securities legislation. Forward-looking information may include financial and other projections, as well as statements regarding future plans, objectives, or economic performance, or the assumption underlying any of the foregoing. In some cases, forward-looking statements can be identified by terms such as may, would, could, will, likely, except, anticipate, believe, intend, plan, forecast, project, estimate, outlook, or the negative thereof or other similar expressions concerning matters that are not historical facts. Examples of such statements include, but are not limited to, statements with respect to the objectives and business plans of the Company; ability to retain its key personnel; the intention to grow the Company's business and operations; the competitive conditions of the industries in which the Company operates; and laws and any amendments thereto applicable to the Company. Forward-looking information is based on the assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. The material factors and assumptions used to develop the forward-looking information include, but are not limited to, key personnel and qualified contractors continuing their involvement with the Company; and the Company's ability to secure financing on reasonable terms. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to differ materially from any future results, performance or achievements expressed or implied by the forward-looking information, including, without limitation, risks relating to the future business plans of the Company; risks that the Company will not be able to retain its key personnel; risks that the Company will not be able to secure financing on reasonable terms or at all, as well as all of the other risks. Accordingly, readers should not place undue reliance on any such forward-looking information. Further, any forward-looking information speaks only as of the date on which such statement is made. New factors emerge from time to time, and it is not possible for the Company's management to predict all of such factors and to assess in advance the impact of each such factor on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking information. The Company does not undertake any obligation to update any forward-looking information to reflect information or events after the date on which it is made or to reflect the occurrence of unanticipated events

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

    CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**

        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

        If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

      1. **any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?**
      2. **Section 5 of the Securities Act?**

6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**

7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**

8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

Impact Eleven LLC answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following documents are being submitted as part of this offering:

    Governance:

      Certificate of Formation: certificateofformation.pdf

      Operating Agreement: operatingagreement.pdf

    Opportunity:

      Offering Page JPG: offeringpage.jpg

    Financials:

      Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: ImpactEleven.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.